July 26, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Megan Miller

Re:	Blackstone Long-Short Credit Income Fund

Registration Statement on Form N-2, File Nos. 333-256702 and 811-22488

Ladies and Gentlemen:

On behalf of Blackstone Long-Short Credit Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 8, 2021, relating to the above-referenced registration statement of the Fund (the “Registration Statement”) filed with the Commission on June 2, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

The Staff notes that the Adviser’s name has changed from GSO / Blackstone Debt Funds Management LLC to Blackstone Liquid Credit Strategies LLC. Please confirm supplementally whether this was a change in investment adviser and if so whether the change required a shareholder vote.

The Fund notes that a shareholder vote was not required because the Adviser changed its name; there was not a change in the entity serving as investment adviser.

2.

The Staff notes that the “Leverage” paragraph on the cover states, in part, “Furthermore, the Fund adds leverage to its portfolio through the issuance of preferred shares (“Preferred Shares,” collectively with the Common Shares, “Shares”) and may in the future continue to use leverage through such issuances in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such issuance.” Please confirm supplementally that the Fund does not intend to issue Preferred Shares within one year of effectiveness of the Registration Statement or, if the Fund does intend to issue Preferred Shares within one year, please add appropriate disclosure to the Registration Statement regarding Preferred Shares.

The Fund confirms that it has no intent to issue Preferred Shares within one year of the effectiveness of the Registration Statement. The Fund notes that it is registering only common shares on the Registration Statement and is not registering Preferred Shares. The Fund believes that the risks related to the Fund’s outstanding Preferred Shares are adequately disclosed in the Registration Statement. See, e.g., “Leverage Risk”.

3.

Under “Incorporation By Reference,” in the Prospectus and in the Statement of Additional Information, please confirm supplementally that no shareholder report must be filed before the Registration Statement will be declared effective. Otherwise, please add language to this section regarding shareholder reports that will be filed in the interim.

The Fund hereby confirms that no shareholder reports must be filed before the Registration Statement will be declared effective.

4.

Please confirm supplementally that in the future, the Fund will include the senior securities table, fees and expenses table, share price data and unresolved staff comments in the Fund’s next annual shareholder report (see Instruction 4.h to Item 24 of Form N-2).

The Fund hereby confirms that it will include the senior securities table, fees and expenses table, share price data and unresolved staff comments in the Fund’s next annual shareholder report.

5.	The Staff notes that the Fund marked the undertaking in Item 34(6) of the Part C as “Not applicable.” Please explain supplementally or add this undertaking to the Registration Statement.

The Fund has added this undertaking to the amended Registration Statement.

Please call Christopher Healey (914-907-3235) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda

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